As filed with the Securities and Exchange Commission on August 10, 2006

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(AMENDMENT NO. 4)

Tender Offer Statement pursuant to Section 14(d) (1) or 13(e) (1)

of the Securities Exchange Act of 1934

DRDGOLD Limited

(Name of Subject Company)

DRDGOLD Limited

(Name of Filing Person — Offeror)

6% Senior Convertible Notes due 2006

(Title of Class of Securities)

CUSIP No. 266597AA1

CUSIP No. 266597AB9

Common Code 015754486

(CUSIP Number of Class of Securities)

D.J. Pretorius, Esq.

EBSCO House 4

DRDGOLD Limited

299 Pendoring Avenue

Randburg, 2195

South Africa

Telephone: +27 11 219 8700

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communication on Behalf of Filing Persons)

Copies to:

Richard Ely, Esq.

Skadden, Arps, Slate, Meagher & Flom (UK) LLP

40 Bank Street

London E14 5DS

England

+44 20 7519 7171

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$66,000,000	$7,062***

*	Estimated for the purposes of calculating the amount of the filing fee only. The amount assumes the exchange of the entire outstanding principal amount of 6% Senior Convertible Notes due 2006 of DRDGOLD Limited for newly-issued 6% Senior Convertible Notes due 2010.

**	The amount of the filing fee, calculated in accordance with Section 13(e)(1) of the Securities Exchange Act of 1934 equals $107.00 for each $1,000,000 of the value of the transaction.

***	Previously paid.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable              Filing Party: Not applicable

Form or Registration No: Not applicable              Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 4 to Schedule TO (the “Amendment”) amends and supplements the Issuer Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by DRDGOLD Limited, a public company incorporated under the laws of South Africa (the “Company”) with the Securities and Exchange Commission (the “Commission”) on June 19, 2006, as amended and supplemented by Amendment No. 1 to Schedule TO filed with the Commission on June 30, 2006, Amendment No. 2 to Schedule TO filed with the Commission on July 19, 2006 and Amendment No. 3 to Schedule TO filed with the Commission on August 2, 2006. This Amendment relates to the offer to exchange (the “Exchange Offer”) $1,000 principal amount of the Company’s 6% Senior Convertible Notes due 2010 (the “New Notes”) for each $1,000 principal amount of validly tendered and accepted outstanding 6% Senior Convertible Notes due 2006 of the Company (the “Old Notes”).

The Exchange Offer is made upon the terms and subject to the conditions contained in the amended and restated offering memorandum, dated June 30, 2006 (as may be amended or supplemented from time to time, the “Offering Memorandum”) and the related Letter of Transmittal, which were previously filed as exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO. The Offering Memorandum and the Letter of Transmittal are incorporated herein by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.

The Exchange Offer is being made by the Company pursuant to an exemption from registration under Section 3(a)(9) of the Securities Act of 1933. This Amendment is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934.

Item 4. Terms of the Transaction

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following language:

“The Exchange Offer has been amended to increase the rate at which the New Notes will be convertible at the option of the holder into ordinary shares from 512.82 shares per $1,000 principal amount to 606.06 shares per $1,000 principal amount, equivalent to a decrease in the conversion price from $1.95 to $1.65 per share. In addition, the Exchange Offer period has been extended until 12:00 midnight New York City time on August 23, 2006, unless otherwise terminated or further extended. Accordingly, the Exchange Offer and withdrawal rights will expire at 12:00 midnight New York City time on August 23, 2006, unless otherwise terminated or further extended.”

Item 11. Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following language:

“On August 10, 2006, the Company announced the amendment and extension of the Exchange Offer as described above under Item 4 of this Amendment, and a copy of such announcement is filed as Exhibit (a)(5)(vii) to this Amendment and is incorporated herein by reference.”

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(i)	Offering Memorandum, dated June 16, 2006, as amended and restated on June 30, 2006.**

(a)(1)(ii)	Letter of Transmittal, dated June 16, 2006.*

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 16, 2006.*

(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 16, 2006.*

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)(i)	Announcement of DRDGOLD Limited, dated June 16, 2006.*

(a)(5)(ii)	Announcement of Amendment of Exchange Offer of DRDGOLD Limited, dated June 30, 2006.**

(a)(5)(iii)	Announcement of Extension of Exchange Offer of DRDGOLD Limited, dated July 19, 2006.***

(a)(5)(iv)	Release of DRDGOLD Limited, incorporated by reference to Exhibit 99.1 to DRDGOLD’s Report on Form 6-K, filed on July 19, 2006.

(a)(5)(v)	Release of DRDGOLD Limited, incorporated by reference to Exhibit 99.1 to DRDGOLD’s Report on Form 6-K, filed on August 1, 2006.

(a)(5)(vi)	Announcement of Extension of Exchange Offer of DRDGOLD Limited, dated August 2, 2006.****

(a)(5)(vii)	Announcement of Amendment and Extension of Exchange Offer of DRDGOLD Limited, dated August 10, 2006.

(b)	None.

(c)	None.

(d)	Form of Indenture.*

(g)	None.

(h)	None.

*	Previously filed on June 19, 2006.

**	Previously filed on June 30, 2006.

***	Previously filed on July 19, 2006.

****	Previously filed on August 2, 2006.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DRDGOLD LIMITED

/s/ John Sayers
Name:	John Sayers
Title:	Chief Financial Officer

Date: August 10, 2006

EXHIBIT INDEX

Exhibit No.	Description

(a)(5)(vii)	Announcement of Amendment and Extension of Exchange Offer of DRDGOLD Limited, dated August 10, 2006.